Exhibit 7.1

MTR Corporation Limited

Computation of

Ratio of Debt to Shareholders’ Funds

Based on Hong Kong GAAP

(Expressed in millions of HK$)

	As of December 31
	1999	2000	2001	2002(1)	2003
Loans, obligations under finance leases and bank overdrafts (A)	23,177	27,203	31,385	33,508	32,025
Shareholders’ funds (B)	45,115	50,328	53,893	53,574	57,292
Ratio of Debt to Shareholders’ Funds (A)/(B)	0.51	0.54	0.58	0.63	0.56

(1)	With the adoption on January 1, 2003, of revised SSAP 12, “Income Taxes”, issued by the Hong Kong Society of Accountants, a restatement of the 2002 financial data was necessary. See Note 43A of Notes to the Financial Statements.